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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                        ______________________________

                                SCHEDULE 14D-9

                                (Rule 14D-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 3)

                      OBJECTIVE SYSTEMS INTEGRATORS, INC.
                           (Name of Subject Company)


                      OBJECTIVE SYSTEMS INTEGRATORS, INC.
                     (Name of Person(s) Filing Statement)

                    Common Stock, par value $.00l per share
                        (Title of Class of Securities)

                                  674424-10-6
                     (CUSIP Number of Class of Securities)

                            Philip N. Cardman, Esq.
                 Vice President, General Counsel and Secretary
                      Objective Systems Integrators, Inc.
                              101 Parkshore Drive
                           Folsom, California  95630
                                (916) 353-2400

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                  Copies to:

                            Charles S. Farman, Esq.
                            Morrison & Foerster llp
                         400 Capitol Mall, 23rd floor
                          Sacramento California 95814
                                (916) 448-3200

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     This Amendment No. 3 (the "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented, the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "SEC") on December 6, 2000 by Objective Systems Integrators, Inc., a Delaware corporation ("OSI" or the "Company") as amended by Amendment No. 1 to the Schedule 14D-9 filed with the SEC on December 15, 2000 and Amendment No. 2 to the Schedule 14D-9 filed with the SEC on December 26, 2000, relating to the tender offer by Tahoe Acquisition Corp., a Delaware corporation ("Merger Sub") and a wholly-owned subsidiary of Agilent Technologies, Inc., a Delaware corporation, disclosed in a Tender Offer Statement on Schedule TO, dated December 6, 2000, as amended, to purchase all of the issued and outstanding shares of the Company's common stock, par value $.001 per share ("Common Stock"), at a purchase price of $17.75 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 6, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). This Amendment is being filed on behalf of the Company. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the
Schedule 14D-9.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

Item 3 is hereby amended as follows:

     The last sentence of the second paragraph is hereby amended and restated as follows:

     "Were Mr. Fiore's termination, as such term is defined in the Severance Agreement, to occur, Mr. Fiore would be entitled to receive, among other things, approximately $605,065, constituting the severance compensation described above, and 77,500 options would be fully vested."

     The last sentence of the third paragraph is hereby amended and restated as follows:

     "Were Mr. Mullanix's termination, as such term is defined in the Severance Agreement, to occur, Mr. Mullanix would be entitled to receive, among other things, approximately $160,001, constituting the severance compensation described above, and 60,000 options would be fully vested.

     The second sentence of the sixth paragraph is hereby amended and restated as follows:

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     "Mr. Fiore's employment agreement provides for a single payment equal to one year's salary upon termination without cause, or a total of $165,000, provided Mr. Fiore enters into a standard release and termination agreement.

Offer Letters

     Item 3, under the subsection "Offer Letters" is hereby amended and supplemented as follows:

     On December 28, 2000, James T. Olsen accepted the terms of his Offer Letter dated December 4, 2000.

Item 8.   Additional Information.

Information Statement

     Schedule I of the Schedule 14D-9, referenced in Item 8, under the subsection "Information Statement" is hereby amended and supplemented by the following:

     The last sentence of the first paragraph of the section entitled "Employment Contracts and Change-in-Control Arrangements" of the Information Statement is hereby amended and restated as follows:

     "Were Mr. Boone's termination, as such term is defined in the Severance Agreement, to occur, Mr. Boone would be entitled to receive, among other things, approximately $216,124, constituting the severance compensation described above, and 79,792 options would be fully vested."

     The second sentence of the second paragraph of the section entitled "Employment Contracts and Change-in-Control Arrangements" of the Information Statement is hereby amended and restated as follows:

     "This agreement includes payment of base salary for two years from termination in the event of involuntary termination without cause, or a total of $400,000 paid over the course of two years."

     The last sentence of the second paragraph of the section entitled "Employment Contracts and Change-in-Control Arrangements" of the Information Statement is hereby amended and restated as follows:

     "Were Mr. Cardman's termination, as such term is defined in the Severance Agreement, to occur, Mr. Cardman would be entitled to receive, among other things, approximately $773,075,

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constituting the severance compensation described above, and 186,935 options would be fully vested."

     The last sentence of the third paragraph of the section entitled "Employment Contracts and Change-in-Control Arrangements" of the Information Statement is hereby amended and restated as follows:

     "Were Mr. Line's termination, as such term is defined in the Severance Agreement, to occur, Mr. Line would be entitled to receive, among other things, approximately $800,209, constituting the severance compensation described above, and 97,291 options would be fully vested."

     The last sentence of the fourth paragraph of the section entitled "Employment Contracts and Change-in-Control Arrangements" of the Information Statement is hereby amended and restated as follows:

     "Were Mr. Olsen's termination, as such term is defined in the Severance Agreement, to occur, Mr. Olsen would be entitled to receive, among other things, approximately, $229,796, constituting the severance compensation described above, and 163,542 options would be fully vested."

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

     Dated:  December 29, 2000


                              By: /s/ Philip N. Cardman
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                                  Philip N. Cardman
                                  Vice President, General Counsel and Secretary

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